DEED OF ASSIGNMENT

RESOURCE CAPITAL FUND III L.P.

(RCF)

AND

INTERNATIONAL ROYALTY CORPORATION
(IRC)

Dated:  May 1, 2006

05.01.06

Table of Contents (Deed)

TABLE OF CONTENTS

Page

1.

Definitions and Interpretations

4

1.1

Definitions

4

1.2

Interpretation

9

1.3

Parties

10

1.4

Consents or Approval

10

1.5

Exercise of rights

10

2.

Assignment and Sale of Royalty

11

2.1

Assignment and Sale

11

2.2

Title and Property

11

2.3

Risk

11

3.

Pre-Closing Obligations

11

3.1

Further Security Interests

11

3.2

No amendment and Caveats

11

3.3

Notices and other documents

12

3.4

Tenements and Royalty Payments

12

3.5

Consents and Approvals

12

3.6

Covenant as to Validity of Royalty

12

3.7

Royalty Payments after Closing

13

4.

Joint Condition Precedent To Closing

13

4.1

Condition Precedent

13

4.2

Acceptance of Conditions

13

4.3

Deemed Acceptance

13

4.4

FIRB Notice

13

4.5

RCF’s obligations

14

4.6

Satisfaction Notice

14

4.7

Termination

14

4.8

Effect of Termination

14

4.9

No Waiver

14

5.

Purchase Price and Payment

14

5.1

Payment

14

5.2

Warranty of General Partner

15

5.3

Method of Making Payment of Purchase Price

15

5.4

Method of Making Payment

15

5.5

Interest on Amounts Payable

15

6.

Representations and Warranties of RCF

15

6.1

Representations and Warranties

15

6.2

When Warranties Given

15

6.3

Other Representations

16

6.4

Reliance

16

6.5

Limitation to IRC’s period of ownership

16

6.6

Limitation for future events

16

6.7

Maximum amount of Claims

16

6.8

Time limits

16

7.

Representations and Warranties of IRC

16

7.1

Representations and Warranties

16

7.2

When Warranties Given

17

7.3

Other Representations

17

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7.4

Reliance

17

8.

Conditions Precedent to the performance by RCF of its obligations under this Deed

17

8.1

RCF’s Conditions

17

8.2

Satisfaction and Waiver of Conditions Precedent

18

8.3

Termination

18

8.4

Survival

19

8.5

Covenant of IRC

19

9.

Conditions Precedent to the performance by IRC of its obligations under this Deed

19

9.1

IRC’s Conditions

19

9.2

Satisfaction and Waiver of Conditions Precedent

21

9.3

Post-Completion Obligations

21

9.4

Termination

21

9.5

Survival

22

9.6

Covenant of RCF

22

10.

Closing

22

10.1

Closing Date and Location

22

10.2

RCF’s Closing Documents

22

10.3

IRC’s Closing Documents

22

10.4

Concurrent Delivery

22

10.5

Transfer of Royalty

23

11.

Indemnities

23

11.1

Indemnification of IRC

23

11.2

Exception

23

11.3

RCF’s Certificates

23

11.4

Indemnification of RCF

24

11.5

Exception

24

11.6

IRC’s Certificates

24

11.7

Survival

24

11.8

GST

25

12.

GST

25

12.1

Reimbursement of costs, expenses and other amounts

25

12.2

GST payable

25

12.3

Variations

26

12.4

No merger

26

13.

Confidentiality

26

13.1

Confidentiality Obligations

26

13.2

Exception

27

14.

General

27

14.1

Expenses

27

14.2

Stamp Duty

27

14.3

Time

27

14.4

Brokers’ fees

28

14.5

Notices

28

14.6

Governing Law

29

14.7

Severability

29

14.8

Entire Agreement

29

14.9

Further Assurances

29

14.10

Variation

30

14.11

Assignment

30

14.12

Waiver

30

DM_VAN/237461-00005/6491074.4

14.13

Violation of Law of Another Jurisdiction

30

14.14

Counterparts.

30

14.15

Execution – Authorized Officer to Sign

31

14.16

Resolution of Disputes.

31

Schedule 1

33

Schedule 2

39

Schedule 3

41

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Deed

DEED OF ASSIGNMENT

THIS DEED is made as of May 1, 2006.

BETWEEN:

RESOURCE CAPITAL FUND III L.P. of Suite 200, 1400 16th Street, Denver Colorado, USA 80202

(“RCF”)

AND:

INTERNATIONAL ROYALTY CORPORATION of 10 Inverness Drive East, Suite 104, Englewood, Colorado, USA 80112

(“IRC”)

INTRODUCTION

A.

RCF owns the Royalty.

B.

RCF wishes to sell and assign, and IRC wishes to purchase and accept the assignment of, the Royalty on the terms and conditions contained in this Deed.

In consideration of, among other things, the mutual promises contained in this Deed, the Parties agree:

1.

DEFINITIONS AND INTERPRETATIONS

1.1

Definitions

Unless the context otherwise requires, in this Deed:

(1)

“AEOC” means Australian Eagle Oil Co Pty Ltd. (formerly Australian Eagle Oil Co NL) ABN 87 004 772 276, a company incorporated under the law of Australia;

(2)

“AEOC Deed” means a Royalty Deed dated 29 March 2005 between AEOC and RCF;

(3)

“Agreed Amount” has the meaning given in clause 12.2(1);

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(4)

“Assets” means all property or assets of any nature or kind, whether real or personal, tangible or intangible, corporeal or incorporeal, and includes any other interest in that property or those assets;

(5)

“Books and Records” means all files, ledgers and correspondence, reports, texts, notes, engineering, environmental and feasibility studies, data, specifications, memoranda, invoices, receipts, accounts, accounting records and books, financial statements, financial working papers and all other records and documents of any nature or kind whatsoever, including, without limitation, those recorded, stored, maintained, operated, held or otherwise wholly or partly dependent on discs, tapes and other means of storage including, without limitation, any electronic, magnetic, mechanical, photographic or optical process, whether computerized or not (and all software, passwords and other information and means of access), belonging to RCF relating to the Royalty;

(6)

“Business Day” means a day that is not a Saturday, Sunday or any other day which is a public holiday or a bank holiday in Denver, Colorado or Perth, Western Australia;

(7)

“Caveats” means any caveat lodged by or on behalf of RCF against the Tenements prior to the Commencement Date whether under the Mining Act or otherwise;

(8)

 “Charter” means articles, articles of incorporation, notice of articles, memorandum, memorandum of association, bylaws, constitution or any similar constating document of a corporate entity;

(9)

“Chesterfield Agreement” means a written agreement dated 16 December 2005 between SBL, MGIC, RCF and Clema;

(10)

“Claim” means, in relation to Party, a demand, claim, action or proceeding made or brought by or against the Party, however arising and whether present, unascertained, immediate, future or contingent;

(11)

“Clema” means John Clema, of 281 Holmes Road, Forrestfield, Western Australia;

(12)

“Closing” has the meaning given in clause 10.1;

(13)

“Closing Date” has the meaning given clause 10.1 or such other date agreed between the Parties under clause 10.1;

(14)

“Closing Time” has the meaning given in clause 10.1 or such other time agreed between the Parties under clause 10.1;

(15)

“Commencement Date” means March 31, 2006;

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(16)

“Deed” means this document, as it may hereafter be modified or amended in accordance with its terms, including any schedule or annexure to it;

(17)

“Disclosure Material” means any item of information or any document, communication or disclosure (whether written or oral) provided by RCF to IRC, its directors, officers, employees or professional advisers concerning the Royalty, but expressly excludes any such information obtained by IRC from SBL or other sources;

(18)

“FIRB Condition” has the meaning given in clause 4.1;

(19)

“FIRB Notice” has the meaning given in clause 4.4;

(20)

“Foreign Acquisitions Act” has the meaning given in clause 4.1;

(21)

“General Partner” means Resource Capital Associates III L.P., a Cayman Islands limited partnership;

(22)

“Governmental Agency” means any government or governmental, administrative, monetary, fiscal or judicial body, department, commission, authority, tribunal, agency or entity in any part of the world.  It is also includes a self-regulatory organization established under statute or a stock exchange;

(23)

“GST” means any goods and services or value added tax as imposed by applicable law;

(24)

“Interest Rate” means that rate which is two percentage (2%) points higher than the “prime” rate for thirty (30) day U.S. Dollar loans published in the Wall Street Journal on the due date for payment or, if the prime rate is not published on that day, on the day before the due date for payment on which the prime rate was most recently published;

(25)

“IRC’s Certificates” means the certificates to be delivered by IRC to RCF under clause 8.1;

(26)

“Liabilities” means debts, obligations, liabilities, losses, expenses, costs and damages of any kind and however arising, including penalties, fines and interest and including those which are prospective or contingent and those the amount of which is not ascertained or ascertainable;

(27)

“Limited Partnership Agreement” means the partnership agreement or other instrument or document by or under which:

(a)

RCF was formed; and

(b)

RCF continues to conduct the business of RCF including the transactions contemplated by this Deed;

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(28)

“Mercator Deed” means a Novation Deed dated 31 January 2006 between SBL, MGA and RCF;

(29)

“MGA” means Mercator Gold Australia Pty Ltd ABN 78 107 674 215, a company incorporated under the law of Australia;

(30)

“MGIC” means Mining and Geological Industrial Consultants Pty Ltd ABN 79 008 025 125, a company incorporated under the law of Australia;

(31)

“Mining Act” means the Mining Act 1978 of the State of Western Australia;

(32)

 “New Caveats” has the meaning given in clause9.3;

(33)

“Option Agreement” means an agreement between SBL and RCF made on or about February 16, 2006 by which, among other things, RCF granted to SBL an option to purchase the Royalty;

(34)

“Parties” means RCF and IRC;

(35)

“Party” means any one of RCF or IRC;

(36)

“Pre-emptive Rights” means any agreement, right or option, commitment or other right, present or future, contingent, absolute or capable of becoming an agreement, or which will with the passage of time or the occurrence of any event become an agreement, right or option to acquire the Royalty and includes the Option Agreement;

(37)

“Producer” means AEOC, MGA, MGIC, SBL, SGM and Zygot or any of AEOC, MGA, MGIC, SBL, SGM or Zygot as the case requires;

(38)

“Purchase Price” means ten million United States dollars (US$10,000,000);

(39)

“RCF’s Certificates” means the certificates to be delivered by RCF to IRC under clause 9.1;

(40)

“Recipient” has the meaning given in clause 12.2(2);

(41)

 “Royalty” means the royalty payable and associated rights granted (whether directly or by way of assumption) by each of AEOC, MGA, SGM, SBL or Zygot to RCF on the terms set out in the Royalty Agreement;

(42)

“Royalty Agreement” means:

(a)

the AEOC Deed;

(b)

the SBL Deed as amended by the Supplemental Deed;

(c)

the Zygot Deed;

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(d)

the Chesterfield Agreement;

(e)

the Mercator Deed; and

(f)

the Saracen Deed;

(43)

“Royalty Payment” means the sum of approximately Three Hundred Seventy Thousand Australian Dollars (A$370,000) expected  to be received by RCF from the Producer after the date of this Deed as a payment of the Royalty under the Royalty Agreement and includes any other payment made by or on behalf of the Producer under the Royalty Agreement to RCF on or after the Commencement Date;

(44)

“Saracen Deed” means a Novation Deed dated 14 February 2006 between SBL, SGM and RCF;

(45)

“SBL” means St Barbara Limited ABN 36 009 165 066, a company incorporated under the law of Australia;

(46)

“SBL Deed” means a Royalty Deed dated 29 March 2005 between SBL and RCF;

(47)

“Security Interest” means an interest or power;

(a)

reserved in or any other interest in any asset including any retention of title;

(b)

created or otherwise arising in or over any interest in any asset under a bill of sale, mortgage, charge, lien, pledge, trust or power,

by way of security for the payment of debt or any other monetary obligation or the performance of any other obligation and whether existing or agreed to be granted or created;

(48)

“SGM” means Saracen Gold Mines Pty Limited, ABN 14 116 649 122, a company incorporated under the law of Australia;

(49)

“Supplemental Deed” means the Supplemental Deed – Royalty Deed dated 20 May, 2005 between SBL and RCF;

(50)

“Supplier” has the meaning given in clause 12.2;

(51)

“Tenements” has the meaning given to it in the Royalty Agreement;

(52)

“Treasurer” has the meaning given in clause 4.1;

(53)

“Zygot” means Zygot Pty Ltd ABN 39 009 115 664, a company incorporated under the law of Australia; and

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(54)

“Zygot Deed” means a Royalty Deed dated 29 March 2005 between Zygot and RCF.

1.2

Interpretation

Unless the context otherwise requires, in this Deed:

(1)

The singular includes the plural and conversely;

(2)

A gender includes all genders;

(3)

If a word or phrase is defined, its other grammatical forms have a corresponding meaning;

(4)

A reference to a person, corporation, trust, partnership, joint venture, unincorporated body, Governmental Agency or other entity includes any of them;

(5)

A reference to a clause, schedule or annexure is a reference to a clause of or a schedule or annexure to this Deed;

(6)

A reference to an agreement or document (including a reference to this Deed) is to this Deed or that agreement or document as amended, varied, supplemented, novated or replaced except to the extent prohibited by this Deed or that other agreement or document;

(7)

A reference to a party to this Deed or another agreement or document includes the party’s successors and permitted substitutes or assigns (and, where applicable, the party’s legal personal representatives);

(8)

A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation, code, by-law, ordinance or statutory instrument issued under it;

(9)

A reference to writing includes a facsimile or electronic mail transmission and any means of reproducing words in a tangible and permanently visible form;

(10)

A reference to dollars and $ is to United States currency;

(11)

The meaning of general words is not limited by specific examples introduced by including, or for example, or similar expressions;

(12)

Headings and any table of contents or index are for convenience only and do not form part of this Deed or affect its interpretation;

(13)

A provision of this Deed must not be construed to the disadvantage of a Party merely because that Party was responsible for the preparation of this Deed or the inclusion of the provision in this Deed;

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(14)

If an act must be done on a specified day which is not a Business Day, it must be done instead on the next Business Day;

(15)

A reference to anything (including a right, obligation or concept) includes each part of it but nothing in this clause 1.2(15) implies that performance of part of an obligation constitutes performance of the obligation;

(16)

A reference to liquidation or insolvency includes appointment of an administrator, compromise, arrangement, merger, amalgamation, reconstruction, winding-up, dissolution, deregistration, assignment for the benefit of creditors, scheme, composition or arrangement with creditors, insolvency, bankruptcy, or any similar procedure or, where applicable, changes in the constitution of any partnership, or death; and

(17)

A reference to the “knowledge” of a Party is limited to the actual knowledge and awareness of:

(a)

in the case of IRC, its directors and officers; and

(b)

in the case of RCF, the individuals who are designated as Partners and Principals of RCF Management L.L.C.

1.3

Parties

(1)

If a Party consists of more than one (1) person, this Deed binds them jointly and each of them separately.

(2)

An obligation, representation or warranty in favour of more than one (1) person is for the benefit of them jointly and separately.

(3)

A Party which is a trustee is bound both personally and in its capacity as a trustee.

1.4

Consents or Approval

Except as expressly provided otherwise in this Deed, if the doing of any act, matter or thing under this Deed is dependant on the consent or approval of a Party or is within the discretion of a Party, the consent or approval may be given or the discretion may be exercised conditionally or unconditionally or withheld by the Party in its absolute discretion.

1.5

Exercise of rights

If more than person comprises a Party, each person must act only jointly in relation to the exercise by that Party of its rights under this Deed.

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2.

ASSIGNMENT AND SALE OF ROYALTY

2.1

Assignment and Sale

Subject to clauses 4, 8 and 9, RCF hereby sells, assigns and transfers to IRC and IRC  purchases and accepts the assignment and transfer of, the Royalty free from all Security Interests on the terms of this Deed.

2.2

Title and Property

Despite any other provision of this Deed, title to and property in the Royalty:

(1)

until Closing, remains solely with RCF; and

(2)

passes to IRC  at Closing with effect from Closing.

2.3

Risk

Risk of loss of or impairment to the Royalty:

(1)

until Closing, remains solely with RCF; and

(2)

passes to IRC with effect from Closing.

3.

PRE-CLOSING OBLIGATIONS

3.1

Further Security Interests

From the Commencement Date, RCF must not:

(1)

grant or create or agree to grant or create any Security Interest in or over the  Royalty; or

(2)

agree to sell, exchange, transfer, assign, gift over or otherwise alienate or dispose of the Royalty.

3.2

No amendment and Caveats

From the Commencement Date, RCF must not, except with the prior written approval of IRC:

(1)

amend the Royalty Agreement; or

(2)

take any action to cause  any Caveat lodged by or on behalf of RCF against the Tenements to be withdrawn or cancelled, and RCF will use commercially reasonable efforts not to allow any such Caveat to  lapse.

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3.3

Notices and other documents

From the Commencement Date, RCF must promptly deliver to IRC a true copy of every notice, document, financial statement, report, plan or other correspondence received by or on behalf of RCF which relates in any way to the Royalty or the Royalty Agreement.

3.4

Tenements and Royalty Payments

From the Commencement Date, RCF must:

(1)

not, except with the prior written approval of IRC, consent to the Producers’ surrender of any Tenement;

(2)

hold in trust (without interest) for IRC the Royalty Payment; and

(3)

subject to Closing, pay to IRC the Royalty Payment at Closing.

3.5

Consents and Approvals

Prior to the Closing Date, RCF will use commercially reasonable efforts to obtain:

(1)

all consents, approvals, releases and waivers in form and substance satisfactory to IRC, acting reasonably, necessary for the sale and assignment of the Royalty.  IRC must give to RCF such information and copies of such documents which RCF may reasonably request in order to obtain any consent, approval, release or waiver;

(2)

if applicable, the re-issue or novation of any Royalty Agreement in the name of IRC and RCF must not, except with the prior written consent of IRC, agree to any amendment or variation to the terms of the Royalty Agreement in connection with, or as a condition of, such re-issue or novation.  IRC must give to RCF such information and copies of such documents relating to IRC which RCF may reasonably request in order to obtain any consent or approval, or re-issue referred to above; and

(3)

the waiver of any Pre-emptive Rights on terms satisfactory to IRC.

For the avoidance of doubt, the Parties acknowledge and agree that nothing in this clause 3.5 requires IRC to consent to any amendment or variation to any Royalty Agreement.

3.6

Covenant as to Validity of Royalty

If prior to Closing, the validity of the Royalty is challenged or payment of the Royalty is refused or an interest in the Royalty is asserted by any third person, then RCF agrees, at the equal cost and expense of RCF and IRC, to cooperate and fully participate in such legal action as IRC may consider reasonably necessary so as to confirm the validity and enforceability of the Royalty and, subject to Closing, IRC’s title to the Royalty and IRC’s

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right to receive payments of the Royalty.  If after Closing, any such challenge or assertion is based upon an action or omission of RCF, IRC and RCF will share equally the reasonable costs of resisting or defending such challenge or assertion (whether made by Claim or otherwise).

3.7

Royalty Payments after Closing

If, at any time after Closing, any Producer makes a Royalty Payment to RCF, RCF:

(1)

must immediately remit that Royalty Payment to IRC;

(2)

until the Royalty Payment is remitted to IRC in accordance with this clause 3.7, RCF holds the Royalty Payment on trust for IRC.

4.

JOINT CONDITION PRECEDENT TO CLOSING

4.1

Condition Precedent

The Closing is subject to the condition precedent (“FIRB Condition”) that the Treasurer of the Commonwealth of Australia (“Treasurer”):

(1)

notifies either Party that no objection in terms of Australian foreign investment policy is made against the acquisition by IRC of the Royalty; or

(2)

becomes precluded from making an order under the Foreign Acquisitions and Takeovers Act 1975 (“Foreign Acquisitions Act”) prohibiting the acquisition of the Royalty; or

(3)

notifies either Party that no objection is made against the acquisition of the Royalty subject to conditions to which neither Party has any reasonable objection.

4.2

Acceptance of Conditions

Neither Party is obliged to accept any conditions imposed by the Treasurer to which it has any reasonable objection.

4.3

Deemed Acceptance

If a Party upon whom conditions are imposed does not within 5 Business Days after receiving notice of the conditions notify the other Party that it objects to the conditions, it must be treated as having accepted them.

4.4

FIRB Notice

(1)

IRC must within 5 Business Days after the date of this Deed give to the Treasurer a notice (“FIRB Notice”):

(a)

in accordance with section 26 or 26A of the Foreign Acquisitions Act if either of those sections apply; and

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(b)

otherwise, in accordance with section 25 of the Foreign Acquisitions Act.

(2)

IRC must ask the Treasurer to provide an acknowledgment of receipt of the FIRB Notice.

(3)

IRC must use reasonable efforts to procure satisfaction of the FIRB Condition as soon as practicable after the date of this Deed.

(4)

IRC will promptly provide to RCF copies of any correspondence from the Treasurer with respect to the Notice given under clause 4.4(1).

4.5

RCF’s obligations

RCF must provide all information, execute all documents and perform all other acts which IRC may reasonably require to assist IRC in procuring the satisfaction of the FIRB Condition or which the Treasurer may reasonably require in connection with consideration of the FIRB Notice.

4.6

Satisfaction Notice

IRC must promptly give RCF written notice when the FIRB Condition is satisfied.

4.7

Termination

If the FIRB Condition is not satisfied within 55 Business Days after the Commencement Date, this Deed will immediately be at an end and of no further force and effect, except for clauses 11 and 13, which will continue to be binding and of full force and effect.

4.8

Effect of Termination

If this Deed is terminated under clause 4.7, each Party must:

(1)

return immediately to the Party from which they were obtained all documents provided by that other Party under this clause 4; and

(2)

refund to the other Party all money paid to it under this Deed.

4.9

No Waiver

Despite any other provision of this Deed to the contrary, the FIRB Condition cannot be waived by either Party.

5.

PURCHASE PRICE AND PAYMENT

5.1

Payment

IRC must pay the Purchase Price to RCF at Closing.

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5.2

Warranty of General Partner

The General Partner warrants that it is authorized by RCF to receive the Purchase Price in accordance with clause 5.1.

5.3

Method of Making Payment of Purchase Price

IRC must tender the Purchase Price to RCF by wire transfer of immediately available funds to a bank account designated by RCF, in writing, prior to Closing.

5.4

Method of Making Payment

All payments (other than the Purchase Price) required to be made under this Deed must be tendered at the recipient’s option either by:

(1)

a solicitor’s trust cheque or a draft or cheque drawn by a bank as defined in the Bank Act (Canada); or

(2)

by way of direct transfer of immediately available funds to the bank account nominated prior to the due date for payment by the Party to whom the payment is due.

5.5

Interest on Amounts Payable

If any Party fails to pay any sum payable by it under or in accordance with this Deed that Party must pay simple interest on that sum from the due date for payment until that sum is paid in full at the rate per annum which is the Interest Rate on the date on which the payment was due calculated daily.  The right to require payment of interest under this clause 5.5 is without prejudice to any other rights the non-defaulting Party may have against the defaulting Party under this Deed, at law or in equity.

6.

REPRESENTATIONS AND WARRANTIES OF RCF

6.1

Representations and Warranties

RCF represents and warrants to IRC that except (a) as provided in this Deed, or (b) consented to by IRC, or (c) to the extent that prior to Closing IRC has knowledge of facts or information inconsistent with any of such representation or warranty,  each of the statements made in Schedule 1 is true and correct in all respects.

6.2

When Warranties Given

Each of the representations and warranties given under clause 6.1:

(1)

is given as at the Commencement Date and as at the time immediately before Closing; and

(2)

subject to clause 11.5, will remain in full force and effect after the Closing Date despite Closing.

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6.3

Other Representations

All statements contained in any certificate or other instrument delivered by or on behalf of RCF under this Deed or in connection with the transactions contemplated by this Deed will be deemed to be representations and warranties by RCF for the purposes of clause 6.1.

6.4

Reliance

RCF acknowledges and agrees that IRC has entered into this Deed relying on the warranties and representations of RCF given under clause 6.1 and the other terms and conditions of this Deed.

6.5

Limitation to IRC’s period of ownership

The liability of RCF to IRC for any Claim or Liability ceases if and when the Royalty ceases to be owned by IRC.

6.6

Limitation for future events

RCF is not liable to IRC for any Claim or Liability which would not have arisen but for, or for any loss or damage attributable to:

(1)

anything done or not done after Closing by IRC or any person acting, or purporting to act, on behalf of IRC; or

(2)

the enactment of any legislation after the date of this Deed including, but not limited to, legislation which has a retrospective effect.

6.7

Maximum amount of Claims

The maximum aggregate amount which IRC may recover from RCF in respect of all Claims and Liabilities is the Purchase Price.

6.8

Time limits

RCF is not liable to IRC for any Claim or Liability unless IRC has given written notice to RCF setting out specific details of the Claim within 2 years after the Closing Date.

7.

REPRESENTATIONS AND WARRANTIES OF IRC

7.1

Representations and Warranties

IRC represents and warrants to RCF that except (a) as provided in this Deed, or (b) consented to by RCF, or (c) to the extent that prior to Closing RCF has knowledge of facts or information inconsistent with any of such representation or warranty,  each of the statements made in Schedule 2 is true and correct in all respects.

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7.2

When Warranties Given

Each of the representations and warranties given under clause 7.1:

(1)

is given as at the Commencement Date and as at the time immediately before Closing; and

(2)

subject to clause 11.5, will remain in full force and effect after the Closing Date despite Closing.

7.3

Other Representations

All statements contained in any certificate or other instrument delivered by or on behalf of IRC under this Deed or in connection with the transactions contemplated by this Deed will be deemed to be representations and warranties by IRC for the purposes of clause 7.1.

7.4

Reliance

IRC acknowledges and agrees that RCF has entered into this Deed relying on the warranties and representations of IRC given under clause 7.1 and the other terms and conditions of this Deed.

8.

CONDITIONS PRECEDENT TO THE PERFORMANCE BY RCF OF ITS OBLIGATIONS UNDER THIS DEED

8.1

RCF’s Conditions

The obligations of RCF to complete the sale and assignment of the Royalty are subject to the satisfaction of, or compliance with, at or before the Closing Time on the Closing Date, each of the following conditions precedent:

(1)

Truth and Accuracy of Representations of IRC at Closing.  The representations and warranties of IRC made in clause 7.1 must be true and correct at Closing and with the same effect as if made at and as of Closing and RCF must have received from IRC a certificate executed by an authorized officer or director of IRC certifying that the representations and warranties of IRC given in clause 7.1 are true and correct as at the Closing Date and that all covenants and obligations to be performed by RCF on or before Closing under the terms of this Deed have been duly performed;

(2)

Performance of Obligations.  IRC must have performed and complied with all the obligations, covenants and agreements to be performed and complied with by it;

(3)

Absence of Injunctions.  No injunction or restraining order of any court or administrative tribunal of competent jurisdiction will be in effect prohibiting the transactions contemplated by this Deed and no action or proceeding must have

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been instituted or be pending before any court or administrative tribunal to restrain or prohibit the transactions between the Parties contemplated by this Deed;

(4)

FIRB Condition.  The FIRB Condition must have been satisfied;

(5)

Purchase Price.  The Purchase Price must have been paid in accordance with clause 5;

(6)

Closing Documentation.  RCF must have received from IRC:

(a)

a certificate executed by an authorized officer or representative of IRC certifying that IRC’s conditions in clause 9.1 have been satisfied; and

(b)

a receipt from IRC for any Royalty Payment paid by RCF to IRC at Closing.

8.2

Satisfaction and Waiver of Conditions Precedent

(1)

Each condition precedent in clause 8.1 is for the sole benefit of RCF who may waive any condition precedent in clause 8.1 by giving notice in writing to IRC.

(2)

If a condition precedent in clause 8.1 is not satisfied or waived by the Closing Date, RCF may:

(a)

terminate this Deed at any time before the condition is satisfied or waived by giving notice in writing to IRC; or

(b)

extend the Closing Date with the written consent of IRC on one or more occasions.

8.3

Termination

(1)

If this Deed is terminated under clause 8.2, then, in addition to any other rights, powers or remedies provided by this Deed or law:

(a)

this Deed will be at an end; and

(b)

each Party is released from its obligation to further perform this Deed, except:

(i)

under clause 11;

(ii)

under clause 13; and

(iii)

in respect of any breach of this Deed occurring before termination.

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(2)

Except in the case of fraud, the obligations of the Parties under clause 8.3(1) will cease and be extinguished after the expiration of two (2) years from the date of termination of this Deed under clause 8.2.

8.4

Survival

Despite any waiver or extension of the Closing Date granted under clause 8.2, completion of the sale and purchase contemplated by this Deed by RCF will not limit, reduce or any way modify the rights of RCF in respect of the representations and warranties of IRC given in this Deed and the representations and warranties of IRC given in this Deed will, subject to clause 11.5, survive Closing and payment of the Purchase Price.

8.5

Covenant of IRC

IRC covenants to deliver all of the certification documents and other items set out in clause 8.1.

9.

CONDITIONS PRECEDENT TO THE PERFORMANCE BY IRC OF ITS OBLIGATIONS UNDER THIS DEED

9.1

IRC’s Conditions

The obligations of IRC to complete the purchase and accept assignment of the Royalty are subject to the satisfaction of, or compliance with, at or before the Closing Time on the Closing Date, each of the following conditions precedent:

(1)

Truth and Accuracy of Representations of RCF at Closing.  The representations and warranties of RCF made in clause 6.1 must be true and correct at Closing and with the same effect as if made at and as of Closing and IRC must have received from RCF a certificate executed by an authorized officer or representative of RCF certifying that the representations and warranties of RCF given in clause 6.1 are true and correct as at the Closing Date and that all covenants and obligations to be performed by RCF on or before Closing under the terms of this Deed have been duly performed;

(2)

Performance of Obligations.  RCF must have performed and complied with all the obligations, covenants and agreements to be performed and complied with by it;

(3)

Absence of Injunctions.  No injunction or restraining order of any court or administrative tribunal of competent jurisdiction must be in effect prohibiting the transactions contemplated by this Deed and no action or proceeding must have been instituted or be pending before any court or administrative tribunal to restrain or prohibit the transactions between the Parties contemplated by this Deed;

(4)

Absence of Change of Conditions.  No event will have occurred or condition or situation will have arisen or legislation (whether by statute, rule, regulation, by-

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law or otherwise) will have been enacted or introduced which might reasonably be expected to have an adverse effect upon the Royalty;

(5)

Absence of Damage.  No loss of or impairment to the Royalty will have occurred;

(6)

Payment of Royalty Payment.  RCF has paid to IRC the Royalty Payment in accordance with clause 3.4;

(7)

FIRB Condition.  The FIRB Condition must have been satisfied;

(8)

Caveats.  The Caveats must not have lapsed, been withdrawn or cancelled at Closing;

(9)

Obtain Consents.  RCF having obtained all consents, approvals, novations, reissues and waivers referred to in clause 3 in each case in terms satisfactory to IRC, and the same having been delivered to IRC;

(10)

Resolutions.  IRC must have received certified copies of resolutions of the partners of RCF approving the sale and assignment of the Royalty and the execution and delivery of this Deed;

(11)

Closing Documentation.  IRC must have received from RCF the following closing documentation:

(a)

a certificate executed by an authorized officer or representative of RCF certifying that RCF’s conditions in clause 8.1 have been satisfied;

(b)

releases, in form and substance satisfactory to IRC duly executed by RCF (in registrable form where applicable) or evidence to the satisfaction of IRC as to the discharge, of all Security Interests registered against or affecting the Royalties;

(c)

all such instruments of transfer, deeds, bills of sale, conveyances, transfers, duly executed, which in the opinion of IRC are necessary to effect and evidence the assignment and transfer of the Royalty to IRC free from all Security Interests;

(d)

at least 2 Business Days prior to Closing, either amendments to caveats or withdrawals of caveat for the Caveats, as elected by IRC, which must be:

(i)

prepared by RCF;

(ii)

in registrable form; and

(iii)

executed by RCF as required; and

(e)

if not previously delivered to IRC, the original Books and Records and Royalty Agreement.

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9.2

Satisfaction and Waiver of Conditions Precedent

(1)

Each condition precedent in clause 9.1 is for the sole benefit of IRC who may waive any condition precedent in clause 9.1 by giving notice in writing to RCF.

(2)

If a condition precedent in clause 9.1 is not satisfied or waived by the Closing Date, IRC may:

(a)

terminate this Deed at any time before the condition is satisfied or waived by giving notice in writing to RCF; or

(b)

extend the Closing Date with the written consent of RCF on one or more occasions.

9.3

Post-Completion Obligations

From Closing until IRC confirms in writing that it has lodged new caveats (“New Caveats”) reflecting the assignment of the Royalty to IRC (and as IRC agrees to use reasonable endeavours to lodge such New Caveats as soon as practicable after Closing), RCF must:

(1)

not agree to any release, termination or waiver of  the Caveats;

(2)

provide all information, execute all documents and perform all other acts which IRC may reasonably require to assist IRC in procuring the lodging and acceptance  of the New Caveats or which any applicable Governmental Agency may reasonably require in connection with consideration of the lodging, acceptance and registration of the New Caveats; and

(3)

notify IRC immediately if it receives a notification in relation to a Caveat sent pursuant to section 122E(1)(c) of the Mining Act.

9.4

Termination

(1)

If this Deed is terminated under clause 9.2, then, in addition to any other rights, powers or remedies provided by this Deed or law:

(a)

this Deed will be at an end; and

(b)

each Party is released from its obligation to further perform this Deed, except:

(i)

under clause 11;

(ii)

under clause 13; and

(iii)

in respect of any breach of this Deed occurring before termination.

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(2)

Except in the case of fraud, the obligations of the Parties under clause 9.4(1) will cease and be extinguished after the expiration of two (2) years from the date of termination of this Deed under clause 9.2.

9.5

Survival

Despite any waiver or extension of the Closing Date granted under clause 9.2, completion of the sale, assignment and purchase contemplated by this Deed by IRC will not limit, reduce or any way modify the rights of IRC in respect of the representations and warranties of RCF given in this Deed and the representations and warranties of RCF given in this Deed will, subject to clause 11.5, survive the Closing and payment of the Purchase Price.

9.6

Covenant of RCF

RCF covenants to deliver all of the certification documents, instruments and other items set out in clause 9.1.

10.

CLOSING

10.1

Closing Date and Location

The transactions contemplated by this Deed must be completed at 11:00am (“Closing Time”), within five (5) Business Days after the satisfaction of the FIRB Condition (“Closing Date”) at the offices of IRC at 10 Inverness Drive East, Suite 104, Englewood, Colorado, USA or on or at such other date, time or location as may be agreed upon in writing by the Parties.

10.2

RCF’s Closing Documents

On the Closing Date, RCF must deliver the documents described in clause 9.1 to IRC, together with such other documents as IRC may reasonably require to perfect the sale and purchase intended by this Deed.

10.3

IRC’s Closing Documents

On the Closing Date, IRC must deliver to RCF:

(1)

the Purchase Price in accordance with clause 5; and

(2)

the documents described in clause 8.1.

10.4

Concurrent Delivery

It will be a condition of Closing that all matters of payment and the execution and delivery of documents by any Party to the other Party pursuant to the terms of this Deed will be concurrent requirements and that nothing will be complete at Closing until

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everything required as a condition precedent to Closing has been paid, executed and delivered, as the case may be.

10.5

Transfer of Royalty

Subject to compliance with the terms and conditions of this Deed and, subject to clause 10.4, the assignment and transfer of the Royalty to IRC will be deemed to take effect as at the Commencement Date.

11.

INDEMNITIES

11.1

Indemnification of IRC

Subject to clause 11.3 and whether or not Closing occurs, RCF must indemnify IRC from and against:

(1)

all Claims; and

(2)

all Liabilities,

suffered, sustained or incurred by IRC arising out of or in connection with:

(3)

the breach of any warranty or representation given by RCF under this Deed; or

(4)

any breach by RCF of this Deed; or

(5)

any breach by RCF of the Royalty Agreement.

11.2

Exception

(1)

Subject to clause 11.2(2), RCF will have no liability under clause 11.1 where any Claim or Liability in respect of which IRC seeks indemnification is a Claim or Liability made, brought or asserted by a shareholder of IRC against IRC in respect of (a) obligations of any kind of IRC to its shareholders; under any securities laws of the United States, Canada, Australia or any other jurisdiction to which IRC or its shareholders may be subject, or the rules and regulations of any stock exchange upon which shares of IRC are traded; or (b) caused by the negligence or wilful default of IRC:

(2)

Clause 11.2(1) will not apply where any Claim or Liability referred to in clause 11.2(1) arises by reason of any gross negligence, wilful default or reckless or fraudulent conduct of RCF.

11.3

RCF’s Certificates

Subject to clause 11.2 and despite any other provision of this Deed to the contrary, IRC will be entitled to fully pursue all rights or remedies available to it at law or in equity if any of the contents of RCF’s Certificates are untrue, and nothing contained in this Deed will limit or restrict the claims or remedies of IRC against the persons declaring such

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certificates, it being acknowledged by the Parties that IRC will be relying on the truth of RCF’s Certificates in completing the transactions contemplated by this Deed.

11.4

Indemnification of RCF

Subject to Clause 11.5 and whether or not Closing occurs, IRC must indemnify RCF against:

(1)

all Claims; and

(2)

all Liabilities,

suffered, sustained or incurred by RCF arising out of or in connection with:

(3)

the breach of any warranty or representation given by IRC under this Deed; or

(4)

any breach by IRC of this Deed; or

(5)

any breach by IRC of the Royalty Agreement after Closing.

11.5

Exception

(1)

Subject to clause 11.5(2), IRC will have no liability under clause 11.4 where any Claim or Liability in arises respect of (a) obligations of any kind of RCF to its partners; under any securities laws of the United States, Canada, Australia or any other jurisdiction to which RCF or its partners may be subject; or (b) caused by the negligence or wilful default of RCF.

(2)

Clause 11.5(1)) will not apply where any Claim or Liability referred to in clause 11.5(1) arises by reason of any gross negligence, wilful default or reckless or fraudulent conduct of IRC.

11.6

IRC’s Certificates

Subject to clause 11.5 and despite any other provision of this Deed to the contrary, RCF will be entitled to fully pursue all rights or remedies available to it at law or in equity if any of the contents of IRC’s Certificates are untrue, and nothing contained in this Deed will limit or restrict the claims or remedies of RCF against the persons declaring such certificates, it being acknowledged by the Parties that RCF will be relying on the truth of IRC’s Certificates in completing the transactions contemplated by this Deed.

11.7

Survival

(1)

The representations, warranties, covenants and obligations of:

(a)

RCF in or under this Deed and in or under any documents, instruments and agreements delivered pursuant to this Deed; and

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(b)

IRC in or under this Deed and in or under any documents, instruments and agreements delivered pursuant to this Deed,

will survive Closing and will continue in full force and effect for a period of two (2) years from the Closing Date.

(2)

Except in the case of fraud, on the expiration of the period referred to in clause 11.7(1) the representations, warranties, covenants and obligations of the Parties under this Deed will cease and be extinguished.

11.8

GST

The Parties acknowledge and agree that in the event any Party is entitled to be indemnified against any Claims or Liabilities, there must be included in the indemnified amount an amount equal to any GST that may be payable by the recipient of the indemnification payment.

12.

GST

12.1

Reimbursement of costs, expenses and other amounts

If a Party is required under this Deed to reimburse or pay to the other Party an amount calculated by reference to a cost, expense, or an amount paid or incurred by that Party, the amount of the reimbursement or payment will be increased by an amount equal to any GST that may be payable by the recipient of the payment unless the recipient is entitled to a refund or credit of the GST paid in respect of that cost, expense or other amount.

12.2

GST payable

If GST is payable by a person (“Supplier”) in relation to any supply that it makes under or in connection with this Deed, the Parties agree that:

(1)

any consideration (including the value of any non-monetary consideration) provided for that supply under or in connection with this Deed other than under this clause 12.2 (“Agreed Amount”) is exclusive of GST;

(2)

an additional amount will be payable by the Party providing consideration for that supply (“Recipient”) equal to the amount of GST payable by the Supplier on that supply; and

(3)

the additional amount is payable at the same time as any part of the Agreed Amount is to be first provided for that supply and the Supplier will provide a tax invoice or other relevant document to the Recipient in respect of that supply, no later than that time.

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To the extent, if any, that any consideration is specified in this Deed to be inclusive of GST, that consideration will be excluded from the Agreed Amount for the purposes of calculating the additional amount under clause 12.2(2).

12.3

Variations

(1)

If the Supplier determines on reasonable grounds, is advised by the relevant Government Agency or taxation authority or otherwise becomes aware that the GST payable on a supply made under or in connection with this Deed is different to the additional amount paid by the Recipient to the Supplier in accordance with clause 12.2(2) (if any) in respect of that supply such that:

(a)

the Supplier is required to pay an amount (or further amount) of GST in respect of that supply; or

(b)

the Supplier receives or becomes entitled to receive a refund or credit of the whole or any part of the GST paid by the Supplier in relation to that supply,

the Supplier must either:

(c)

provide a corresponding refund or credit to the Recipient; or

(d)

will be entitled to receive the amount of that variation from the Recipient,

as the case may be.

(2)

For the purposes of calculating further variations under this clause 12.3, any additional amount referred to in clause 12.2(2) is taken to be amended by the amount of any earlier variation made under this clause.

(3)

Where an adjustment event occurs in relation to a supply made by the Supplier under or in connection with this Deed, the Supplier will issue an adjustment note to the Recipient in respect of that supply within 14 days after becoming aware of the relevant adjustment.

12.4

No merger

This clause shall not merge on completion of this Deed.

13.

CONFIDENTIALITY

13.1

Confidentiality Obligations

Until Closing, each Party must keep confidential any information about the existence and terms of this Deed (including any draft of this Deed) or any information obtained under this Deed, and must not disclose such information to any person except:

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(1)

with the prior written consent of the other Party

(2)

any affiliate of the Party that has a clear need to use that information;

(3)

any director, officer, employee, financier or adviser of the Party who has a clear need to use that information;

(4)

pursuant to any applicable law or order of any Governmental Agency, or to any Governmental Agency or pursuant to the rules of any stock exchange;

(5)

to the extent necessary to obtain any consent or approval contemplated by this Deed; or\

(6)

by RCF to SBL in connection with the Option Agreement.

13.2

Exception

Clause 13.1 does not:

(1)

restrict the disclosure or use of information for the purposes of, and to the extent required in connection with, legal action to enforce rights under, or to seek remedies in connection with, this Deed;

(2)

prohibit IRC from issuing a press release concerning the subject matter of this Deed if prior to issuing any press release IRC gives RCF a reasonable opportunity to review and comment on any press release prior to its publication;

(3)

prohibit IRC from conducting a webcast concerning the subject matter of this Deed where the subject matter of that webcast is similar to any press release referred to in clause 13.2(2).

14.

GENERAL

14.1

Expenses

Each Party must pay its own costs and outlays connected with the preparation, negotiation and execution of this Deed.

14.2

Stamp Duty

IRC must attend to assessment and payment of stamp duty on this Deed.

14.3

Time

(1)

Time is of the essence of this Deed.

(2)

If the Parties agree to vary a time requirement, the time requirement so varied is of the essence of this Deed.

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(3)

An agreement to vary a time requirement must be in writing.

14.4

Brokers’ fees

Each of the Parties acknowledges and agrees that it is not aware of any Claim for brokerage, agency, finder’s fee or commission in connection with the transactions contemplated by this Deed and that if any such Claim should arise through, or under, or by virtue of any action taken by, any Party, that Party must indemnify the other Party in respect of any such Claim or Liability arising out of such Claim.

14.5

Notices

Any notice, demand, consent or other communication (“Notice”) given or made under this Deed:

(1)

must be in writing and signed by a person duly authorised by the sender;

(2)

must be delivered to the intended recipient by prepaid post (if posted to an address in another country, by registered airmail) or by hand or fax to the address or fax number below or the address or fax number last notified by the intended recipient to the sender:

(a)

to RCF:

Resource Capital Fund III L.P.

Suite 200, 1400 16th Street

Denver Colorado, USA   80202

Attention:

Russ Cranswick

Principal

Fax No.:

(720) 946-1450

(b)

to IRC:

International Royalty Corporation

10 Inverness Drive East,

Suite 104, Englewood

Colorado, USA   80112

Attention:

Douglas B. Silver

Chief Executive Officer & Chairman

Fax No.:

(303) 799 9017

(3)

will be taken to be duly given or made:

(a)

in the case of delivery in person, when delivered;

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(b)

in the case of delivery by post, three (3) Business Days after the date of posting;

(c)

in the case of fax, on receipt by the sender of a transmission control report from the despatching machine showing the relevant number of pages and the correct destination fax machine number and indicating that the transmission has been made without error;

but if the result is that a Notice would be taken to be given or made on a day which is not a Business Day in the place to which the Notice is sent or is later than 4:00 pm (local time) it will be taken to have been duly given or made at the commencement of business on the next Business Day in that place.

14.6

Governing Law

(1)

The Deed is governed by the law in force in Colorado.

(2)

The Parties irrevocably submit to the exclusive jurisdiction of the courts exercising jurisdiction in the City and County of Denver and Arapahoe County, Colorado, and any court that may hear appeals from any of those courts, for any proceeding in connection with this Deed, subject only to the right to enforce a judgment obtained in any of those courts in any other jurisdiction.

14.7

Severability

(1)

If anything in this Deed in unenforceable, illegal or void then it is severed and the rest of this Deed remains in force.

(2)

Where a provision of this Deed is prohibited or unenforceable, the Parties must negotiate in good faith to replace the invalid provision by a provision which is in accordance with applicable law and which must be as close as possible to the parties’ original intent and appropriate consequential amendments (if any) will be made to this Deed.

14.8

Entire Agreement

The Deed:

(1)

is the entire agreement and understanding between the Parties on everything connected with the subject matter of this Deed; and

(2)

supersedes any prior agreement or understanding on anything connected with that subject matter.

14.9

Further Assurances

Each Party must promptly at its own cost do all things (including executing and if necessary delivering all documents) necessary or desirable to give full effect to this Deed.

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14.10

Variation

An amendment or variation to this Deed is not effective unless it is in writing and signed by the Parties.

14.11

Assignment

A Party may not assign its rights and interests, or delegate its obligations, under this Deed prior to Closing without the prior written consent of the other Party.  Any attempt at assignment or delegation, for which prior written consent of the other Party is not so obtained, will be void.

14.12

Waiver

(1)

A Party’s failure or delay to exercise a power or right does not operate as a waiver of that power or right.

(2)

The exercise of a power or right does not preclude either its exercise in the future or the exercise of any other power or right.

(3)

A waiver is not effective unless it is in writing.

(4)

Waiver of a power or right is effective only in respect of the specific instance to which it relates and for the specific purpose for which it is given.

14.13

Violation of Law of Another Jurisdiction

If this Deed is intended to be performed in more than one jurisdiction, and its performance would be a violation of the law of a jurisdiction where it is intended to be performed, this Deed is binding in those jurisdictions in which it is valid, and the Parties must use their reasonable efforts to re-negotiate and amend this Deed so that its performance does not involve a violation of the law of the jurisdiction where its performance would be a violation.

14.14

Counterparts.

This Deed may be executed in any number of counterparts.  Each counterpart is an original, but the counterparts together are one and the same deed.  This Deed is binding on the Parties on the exchange of counterparts.  A copy of a counterpart sent by facsimile machine or by electronic mail:

(1)

must be treated as an original counterpart;

(2)

is sufficient evidence of the execution of the original; and

(3)

may be produced in evidence for all purposes in place of the original.

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14.15

Execution – Authorized Officer to Sign

Each person signing this Deed as an authorized officer or partner of a Party represents and warrants that he or she is duly authorized to sign this Deed for that Party and that this Deed will, upon having been so executed, by binding on that Party in accordance with its terms.

14.16

Resolution of Disputes.

If any dispute arises between the Parties concerning the binding effect of this Deed, the meaning of any term or provision hereof or the adequacy of the performance by any Party of its obligations hereunder, the Parties will act in good faith to endeavour to promptly resolve such dispute by mutual agreement.  If any such dispute is not so resolved within ten Business Days, either Party may submit the dispute to mandatory and binding arbitration in Denver, Colorado in accordance with the Commercial Arbitration Rules of the American Arbitration Association, or other rules mutually agreeable to the Parties.  Resolution of any such dispute by reference to arbitration shall be the exclusive remedy of Parties with respect to any such disputes, and the Parties expressly agree not to utilize judicial proceedings other than (a) as permitted under the applicable arbitration rules to appeal the results of any arbitration, or (b) to enforce any award in arbitration.

EXECUTED AS A DEED effective as of the Commencement Date.

INTERNATIONAL ROYALTY CORPORATION
By:	By:
Authorized Signatory	Authorized Signatory

Name (please print)	Name (please print)

Office Held	Office Held

RESOURCE CAPITAL FUND III L.P. BY RESOURCE ASSOCIATES III L.P. GENERAL PARTNER BY RCA III G.P. L.L.C., GENERAL PARTNER
By:
Brian T. Dolan, Partner

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Schedule 1 (Deed)

SCHEDULE 1

RCF

1.

RCF is a valid and subsisting limited partnership under the laws of Cayman Island.

2.

RCF has the necessary power, capacity and authority to own the Royalty and to carry on its business as it is now being conducted.

3.

RCF is not insolvent and no receiver has been appointed over any part of its Assets and no such appointment has been threatened.

4.

RCF is not in liquidation nor has it been dissolved and no proceedings have been brought or threatened for the purpose of winding up or dissolving RCF.

5.

To the knowledge of RCF, there are no facts, matters or circumstances which give any person the right to apply to liquidate or dissolve RCF.

6.

RCF does not, and its Assets do not, enjoy immunity from any Claim or execution.

General Partner

7.

The General Partner is duly established and validly exists under the law of the Cayman Islands.

8.

The General Partner is not insolvent and no receiver has been appointed over any part of its Assets and no such appointment has been threatened.

9.

The General Partner is not in liquidation and no proceedings have been brought or threatened for the purpose of winding up the General Partner.

10.

There are no facts, matters or circumstances which give any person the right to apply to liquidate or wind up the General Partner.

11.

The General Partner is in good standing with respect to the filing of annual reports under the laws of Cayman Island.

12.

The General Partner is the sole general partner of RCF.

13.

The General Partner has the capacity and power to act as the general partner of RCF and to cause RCF to perform its obligations  under this Deed.

14.

The General Partner’s limited partnership agreement  incorporates provisions which authorize the General Partner to cause RCF to execute and deliver this Deed.

15.

The General Partner  does not, and its Assets do not, enjoy immunity from any Claim or execution.

DM_VAN/237461-00005/6491074.4

Schedule 1 (Deed)

Due Authorization

16.

The Limited Partnership Agreement incorporates provisions which authorize the General Partner to cause RCF to execute, deliver and perform this Deed.

17.

The General Partner has taken all necessary action under the Limited Partnership Agreement to authorize the execution, delivery and performance of this Deed.

18.

The execution and delivery of this Deed and all documents delivered by RCF under this Deed have been properly authorized by all necessary action of RCF.

19.

RCF has full power, capacity and lawful authority to execute and deliver this Deed and to consummate and perform or cause to be performed its obligations under this Deed and each transaction contemplated by this Deed to be performed by RCF.

20.

This Deed constitutes a legal, valid and binding obligation of RCF enforceable in accordance with its terms by appropriate legal remedy, subject to applicable bankruptcy laws and general equitable principles.

21.

The execution, delivery and performance by RCF of this Deed and each transaction contemplated by this Deed does not or will not (with or without the lapse of time, the giving of notice or both) contravene, conflict with or result in a breach of or default under:

(a)

the laws of Cayman Islands;

(b)

any of the terms, conditions or provisions of the limited partnership agreement of the General Partner;

(c)

any of the terms, conditions or provisions of the Limited Partnership Agreement;

(d)

any material term or provision of any security arrangement, undertaking, agreement or deed;

(e)

any writ, order or injunction, judgement, law, rule or regulation to which they are parties or are subject or by which they are bound.

No Claims

22.

To its knowledge, RCF is not a party to any Claim or investigation of any Governmental Agency, actual or threatened, which has impaired or could reasonably be expected to impair RCF’s ability to consummate the assignment and sale of the Royalty and there is no matter, circumstance or thing known to IRC which could reasonably be expected to give rise to any such Claim or investigation of any Governmental Agency, the result of which could reasonably be expected to impair IRC’s ability to consummate the assignment and sale of the Royalty.

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Schedule 1 (Deed)

23.

To the knowledge of RCF, there are no current, pending or threatened Claims of, by, against, or relating to, RCF, the Royalty or the Royalty Agreement.

24.

RCF has no knowledge of any basis for any other Claim which, if pursued, would have a significant likelihood of having a material adverse effect on the Royalty.

25.

There is no appropriation, expropriation or seizure of the Royalty that is pending or threatened.

26.

Upon completion of Closing and payment of the Purchase Price to RCF, IRC will have no further Purchase Price payment obligations to RCF, to the General Partner of RCF, or to any partner of RCF or of the General Partner of RCF, or to any other person holding or claiming a beneficial interest in the Royalty.

27.

The execution and delivery of this Deed and the completion and performance of the transactions and obligations contemplated by or contained in this Deed will not:

(a)

give any person the right to terminate, cancel or amend any contractual or other right of RCF where such termination, cancellation or removal would have an adverse effect on the Royalty;

(b)

result in the creation of any Security Interest in or on the Royalty or in a breach of or a default under any agreement giving a third party security against the Royalty or in the crystallization of any floating charge on the Royalty;

(c)

result in a breach or contravention of or default under any provision of the Royalty Agreement or law to which RCF is a party or by or to which RCF or the Royalty are bound or is subject, which could have an adverse effect on the Royalty or which could impair the legality or enforceability of this Deed or require the consent of any person; or

(d)

except as expressly contemplated by this Deed, result in any fees, duties, taxes, assessments or other amounts relating to any Royalty becoming due or payable.

Royalty

28.

There is no restriction on the sale or transfer of the Royalty by RCF to IRC, except as provided in the Royalty Agreement.

29.

RCF or the General Partner on behalf of RCF:

(a)

is the beneficial owner of the Royalty;

(b)

has good and marketable title to the Royalty free from all Security Interests and there is no agreement to give or create any Security Interests over the Royalty;

(c)

as at Closing will have good and absolute beneficial title to the Royalty free from all Security Interests;

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Schedule 1 (Deed)

(d)

is able to assign absolutely all the right, title and interest in the Royalty to IRC; and

(e)

upon Closing IRC will acquire absolutely from RCF all of RCF’s right, title and interest in and to the Royalty.

30.

RCF has not granted to any person (a) any agreement, right or option, commitment or other right, present or future, contingent, absolute or capable of becoming an agreement, or (b) which will with the passage of time or the occurrence of any event become an agreement, right or option, to acquire the Royalty, and to RCF’s knowledge no other person holds any interest or right described in (a) and (b) above.

31.

To RCF’s knowledge, RCF has complied with all of its obligations under the Option Agreement.

32.

SBL has not exercised its option under the Option Agreement and SBL has acknowledged to RCF that the Option Agreement does not apply to the Royalty after the Closing.

Accuracy of Information and Disclosure

33.

The Disclosure Material that was provided by or on behalf of RCF in connection with the transactions contemplated by this Deed was provided in good faith for the purposes of informing IRC about the Royalty and to its knowledge:

(a)

is true and accurate in all material respects;

(b)

has not omitted anything material to the Royalty, the Royalty Agreement or the Tenements from such Disclosure Material that has not separately been disclosed in writing to IRC; or

(c)

has not included anything materially misleading.

34.

To its knowledge, RCF has disclosed to IRC all facts, circumstances and other information which RCF knows or should reasonably know relating to the Royalty, the Royalty Agreement and the Tenements which are considered material to RCF.

35.

To its knowledge, RCF’s disclosures include disclosure of all things which have occurred or become known which make the accuracy of any prediction, projection or expectation included in information given to IRC by RCF, or any of its representatives, partners, directors, auditors or officers, doubtful, incorrect or inaccurate in a material way.

36.

To its knowledge, all disclosures, representations and statements (including the warranties in this Deed) already made or which may, up to Closing, be made by RCF or any person on behalf of RCF, relating to the Royalty, the Royalty Agreement, the Tenements, RCF or the Producer are or will when made (taken as a whole and taking into account all corrections and changes notified to IRC) be:

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Schedule 1 (Deed)

(a)

true, accurate and comprehensive in all material respects; and

(b)

not misleading in any material respect.

37.

To its knowledge, RCF has disclosed to IRC all facts relating to the Royalty which could be reasonably expected to be material to a person intending to purchase the Royalty.

38.

Except as disclosed in this Deed, RCF has, to its knowledge, no information or knowledge of any fact relating to the Royalty, the Royalty Agreement or the counter-party to the Royalty Agreement or any Tenement which might reasonably be expected to materially and adversely affect the Royalty.

Royalty Agreement

39.

Schedule 3 contains a complete and accurate listing and description of, and specifically identifies, the Royalty Agreement and all other agreements under which RCF is entitled to any rights or benefits pertaining to the Royalty, and correct and complete copies of the Royalty Agreement have been made available to IRC.

40.

RCF is not in breach or default of any of the terms of the Royalty Agreement and RCF has no knowledge  of any breach or default of the term of any Royalty Agreement and, to the knowledge of RCF, the Royalty Agreement is in good standing and in full force and effect and the Royalty Agreement has not been amended, save as specified in Schedule 3.  No state of facts exists, which, after notice or lapse of time or both, would constitute a default or breach of RCF under the Royalty Agreement.  RCF has not received any notice of any default, breach or termination of the Royalty Agreement or of any fact or circumstance which will, or is likely to, result in such a default, breach or termination.

41.

The Royalty Agreement:

(a)

is and on the Closing Date will be the only material agreement to which RCF has agreed in existence which concerns or relates to the Royalty;

(b)

is and on the Closing Date will be in full force and effect and good standing insofar as performance by RCF is concerned and no act or omission on the part of RCF is in existence which will render the Royalty Agreement other than in full force and effect and in good standing;

(c)

is and on the Closing Date will be valid and binding legal obligations insofar as performance and actions by RCF are concerned and  no act or omission on the part of RCF is in existence which will render the same other than valid and binding legal obligations of RCF which, subject to the discretion of the courts not to grant relief by way of injunction, specific performance or declaration, at the Closing Date will be enforceable in accordance with its terms; and

(d)

is not and at the Closing Date will not be void or voidable for any reason or on any grounds whatsoever arising out of or in consequence of an act or omission of RCF.

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Schedule 1 (Deed)

42.

That there has not been and, prior to Closing Date, will not be any extension, alteration, variation or modification of any of the provisions of the Royalty Agreement to which RCF has agreed, except as disclosed by RCF to IRC in writing prior to the date of this Deed.

Books and Records

43.

To RCF’s knowledge, the Books and Records fairly and correctly set out and disclose in all material respects all material financial transactions of RCF relating to the Royalty, all of which are under the exclusive ownership and direct control of RCF (including all means of access to and from) and RCF has original or true copies of all such Books and Records in its possession.

Returns and Notices

44.

To its knowledge, RCF has completed and lodged all returns and statements required to be lodged by law with any Governmental Agency in respect of the Royalty and the returns and statements so lodged were true and correct in every respect.

No contravention of laws

45.

To the knowledge of RCF, RCF has not, within the five (5) years preceding the Closing Date, permitted or omitted to do any act or thing the commission or omission of which is in contravention of any law and which could have a material effect on the payment of the Royalty by the Producer or the Tenements.

Licences, permits, etc

46.

Except as expressly contemplated by this Deed (including satisfaction of the FIRB Condition), to RCF’s knowledge there is no permit, licence, authority, approval, registration, qualification, order or consent or any other action of, or any registration, declaration, filing or notice with or to any Governmental Agency that is required for the execution or delivery by RCF of this Deed, or the completion or performance by RCF of the transactions contemplated by this Deed, or the validity or enforceability of this Deed against RCF.

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Schedule 2 (Deed)

SCHEDULE 2

IRC

1.

IRC is duly incorporated and validly exists under the law of its place of incorporation.

2.

IRC is not insolvent and no receiver has been appointed over any part of its Assets and no such appointment has been threatened.

3.

IRC is not in liquidation and no proceedings have been brought or threatened for the purpose of winding up IRC.

4.

There are no facts, matters or circumstances which give any person the right to apply to liquidate or wind up IRC.

5.

IRC is in good standing with respect to the filing of annual reports under the Canada Business Corporations Act.

6.

IRC does not, and its Assets do not, enjoy immunity from any Claim or execution

Due Authorization

7.

The execution and delivery of this Deed has been properly authorised by all necessary corporate action of IRC.

8.

IRC has full corporate power and lawful authority to execute and deliver this Deed and to consummate and perform or cause to be performed its obligations under this Deed and each transaction contemplated by this Deed to be performed by it.

9.

This Deed constitutes a legal, valid and binding obligation of IRC, enforceable in accordance with its terms by appropriate legal remedy.

10.

The execution, delivery and performance by IRC of this Deed and each transaction contemplated by this Deed does not or will not (with or without the lapse of time, the giving of notice or both) contravene, conflict with or result in a breach of or default under:

(a)

any provision of the charter of IRC;

(b)

any material term or provision of any security arrangement, undertaking, agreement or deed; or

(c)

any writ, order or injunction, judgment, law, rule or regulation to which it is a party or is subject or by which it is bound.

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Schedule 1 (Deed)

No Claims

11.

IRC is not a party to any Claim or investigation of any Governmental Agency, actual or threatened, which has impaired or could reasonably be expected to impair IRC’s ability to consummate the assignment and purchase of the Royalty and there is no matter, circumstance or thing known to IRC which could reasonably be expected to give rise to any such Claim or investigation of any Governmental Agency, the result of which could reasonably be expected to impair IRC’s ability to consummate the assignment and purchase of the Royalty.

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Schedule 3 (Deed)

SCHEDULE 3

1.

AEOC Deed.

2.

SBL Deed as amended by the Supplemental Deed.

3.

Zygot Deed.

4.

Chesterfield Agreement.

5.

Mercator Deed.

6.

Saracen Deed.

7.

Option Agreement.

Revision per GY-BTD mtg-04.23.06